FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒    Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐    No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        ]

NBG Group	Q3 Results 2015

PRESS RELEASE

NBG Group: Q3.15 results highlights

•                  CET1 ratio stable qoq despite protracted bank holiday and capital controls hitting top line in Greece

•                  CET 1 stood at 9.6% in Q3, unchanged qoq

•                  Turkish Lira depreciation impact was offset by €2.2bn RWAs reduction (including domestic deleveraging) and DTA of €0.5bn (relating to the increase of the corporate tax rate)

•                  Following the announcement of intention to sell 100% of Finansbank, the associated goodwill of €1.05bn was partially impaired (€0.65bn) — no impact on regulatory capital

•                  Sector-best 90dpd coverage of 73% in Greece; 72% at Group level

•                  Domestic 90dpd formation at €766m in July, as a direct result of the bank holiday; Rapid reversal in August and September (net reduction of 90dpd of €360m)

•                  90dpd ratio in Greece increased to 33.8% from 32.1% in Q2, affected also by deleveraging (60bps);

•                  Group NPE coverage remained flat qoq at 53% in Q3

•                  Early signs of deposit recovery in Greece; Best-in-class domestic L:D of 94%

•                  Q3 deposit inflows of €345m in Greece after cumulative outflows of €10.6bn in the past three quarters

•                  Eurosystem funding dropped by €2bn at the end of Q3; Excess collateral at €8bn

•                  Deposit growth of 1.0% qoq in Greece and 10.8% qoq in Turkey in TL terms

•                  Top line temporarily reduced due to capital controls

•                  Group core pre-provision income at €345m, impacted by lower banking activity due to capital controls and FX in Q3

•                  Domestic NII rebounded to €389m in Q3 (+2.6% qoq) on lower deposit costs

•                  Group operating expenses at €525m (-3.0% qoq); Personnel expenses down by 2.3% qoq in Greece

•                  Post-AQR CoR still high in Greece at 271bps due to increased formation relating to capital controls

•                  Gross loan balance up 5.0% qoq in Turkey on a constant exchange rate basis

Superior liquidity position despite headwinds

Following the imposition of capital controls and the gradual restoration of confidence, group deposits remained relatively stable qoq at €55.8bn in Q3, after dropping by 7.8% qoq the previous quarter. This mainly reflects the domestic deposit inflows of €0.3bn against extended outflows totaling €10.6bn in the past three quarters. In Turkey, deposits grew by 10.8% qoq on a constant exchange rate basis, while SE Europe and other counties’ deposits were up 1% qoq.

As a result, NBG’s maintains a best-in-class L:D ratio of 94% in Greece and 103% at the Group level.

Eurosystem funding decreased to €25.6bn at the end of September (ELA: €15.6bn) from €27.6bn at the end of June (ELA: €17.6bn), remaining the lowest among Greek banks. Since the end of September(1), Eurosystem funding has marginally declined to €25.4bn (ELA: €15.6bn), with the cash value of excess collateral amounting to €8.0bn, roughly equivalent to the Pillar II bonds.

Sector-best 90dpd coverage at the Group level and in Greece

At the Group level, 90dpd formation totaled €495m in Q3 from €133m in Q2, reflecting the substantial increase in Greece, as 90dpd formation surged to €406m from €41m the previous quarter. This mainly reflects the 3-week bank holiday and the introduction of capital controls in July. Domestic 90dpd formation in August and more evidently in September stood at firmly negative territory revealing rapid reversal.

Domestic impairments settled at €232m in Q3, with CoR still high at 271bps, due to increased formation relating to capital controls. The Bank maintains a sector-best 90dpd coverage ratio of 73% in Greece and 72% at the Group level. Group NPE coverage remained relatively flat qoq at 53% in Q3.

In Turkey, the 90dpd ratio remained stable qoq at 6.1% in Q3, while coverage increased to 78.2% (+0.4pps qoq). In SE Europe and other international activities the 90dpd ratio stood at 28.3% (+0.3pps qoq), with coverage increasing to 56.6% from 55.6% in Q2.

Profitability

Greece:

Domestic core pre-provision profit amounted to €140m, down 10.4% qoq. This mainly reflects the pressure on net fee income, negatively affected by the bank holiday and the capital controls (lower brokerage, custody and investment banking related fees), as well as increased Pillar II securities-related expenses.  On the positive side, net interest income increased by 2.6% qoq to

(1) Data as at 5 November 2015

€389m on the back of lower deposit costs coupled with improving deposit mix. Net interest margin grew by 17bps qoq to 266bps. Personnel expenses were down by 2.3% qoq.

At the bottom line, the Bank recorded net profit before one-offs of €269m, (excluding revaluation losses and TEKE (HDIGF) one-off cost of €90m in total).

International:

In Turkey, Finansbank continued to grow for yet another quarter. In TL terms, total loans expanded by 16.1% yoy and 5.0% qoq to TL63.1bn. The loan mix continues to shift in favor of the corporate segment, as corporate loans posted growth of 7% qoq, with the retail portfolio expanding by 2% qoq. In Q3, corporate loans accounted for almost 60% of the total gross loan book.

Core pre-provision income increased by 6.8% to TL525m in Q3, driven by the strong net fee income evolution (+8.4% qoq) and the 2.4% qoq decline in operating expenses (TL606m in Q3 from TL621m in Q2). Pre-provision profitability amounted to TL489m (-10.6% qoq), burdened mainly by trading and other losses of TL36m in Q3 against income of TL55m the previous quarter.

Provision charges declined by 2.7% qoq to TL278m (CoR: 189bps), with 90 dpd coverage further increasing by 45bps qoq to 78%. PAT stood at TL179m from TL111m the previous quarter.

Profitability in the Group’s operations in SE Europe and other countries surged to €16m from €6m in Q2, reflecting the normalization of non-core income (trading and other income of €1m against losses of €4m in Q2), and the 14.4% qoq decline in provisions.

Capital position

CET 1 ratio remained stable qoq at 9.6%, despite protracted bank holiday and capital controls imposition hitting top line in Greece. Turkish Lira depreciation impact was offset by €2.2bn reduction in RWAs (including domestic deleveraging) and DTA of €0.5bn (relating to the increase of the corporate tax rate)

Annex

	Q3.15	Q2.15	qoq Δ	9M.15	9M.14	yoy Δ

Results (€m)
Group net profit	(401)	(1,614)	-75.1%	(2,175)	1,176	n.m.
Greece	179	(1,656)	n.m.	(1,766)	888	n.m.
Turkey	56	36	57.9%	206	257	-19.7%
SE Europe(1)	16	6	>100%	39	42	-8.4%

Core Revenues (€m)
Group	870	906	-4.0%	2,718	2,774	-2.0%
Greece	398	413	-3.6%	1,262	1,347	-6.3%
Turkey	363	386	-6.0%	1,134	1,123	1.0%
SE Europe(1)	109	108	1.6%	322	279	15.5%

Operating Expenses (€m)
Group	525	541	-3.0%	1,590	1,520	4.6%
Greece	258	256	0.5%	765	783	-2.3%
Turkey	200	217	-7.7%	626	554	13.0%
SE Europe(1)	67	68	-1.2%	198	164	20.9%

Group Balance Sheet (€m)
Total Assets	110,872	113,526	-2.3%	110,872	113,311	-2.2%
Net Loans	57,648	60,156	-4.2%	57,648	61,952	-6.9%
Deposits	55,772	55,681	0.2%	55,772	66,904	-16.6%

Group Ratios
(Net) Loans: Deposits (%)	103%	108%	5 pps	103%	93%	10 pps
Net Interest Margin (bps)	320	312	8 bps	319	325	-16 bps

(1) SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania, the Former Yugoslav Republic of Macedonia and other countries

Disclaimer

No representation or warranty, express or implied, is or will be made in relation to, and no responsibility is or will be accepted by National Bank of Greece (the “Group”) as to the accuracy or completeness of the information contained in this announcement and nothing in this announcement shall be deemed to constitute such a representation or warranty.

Although the statements of fact and certain industry, market and competitive data in this announcement have been obtained from and are based upon sources that are believed to be reliable, their accuracy is not guaranteed and any such information may be incomplete or condensed. All opinions and estimates included in this announcement are subject to change without notice. The Group is under no obligation to update or keep current the information contained herein.

In addition, certain of these data come from the Group’s own internal research and estimates based on knowledge and experience of management in the market in which it operates. Such research and estimates and their underlying methodology have not been verified by any independent source for accuracy or completeness. Accordingly, you should not place undue reliance on them.

Certain statements in this announcement constitute forward-looking statements. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, among other factors, changing economic, financial, business or other market conditions. As a result, you are cautioned not to place any reliance on such forward-looking statements. Nothing in this announcement should be construed as a profit forecast and no representation is made that any of these statement or forecasts will come to pass. Persons receiving this announcement should not place undue reliance on forward-looking statements and are advised to make their own independent analysis and determination with respect to the forecast periods, which reflect the Group’s view only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: November 8th, 2015

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: November 8th, 2015

Director, Financial Division